Exhibit 99.1

COMPANY EMPLOYEE FAQS

CinCor Pharma, Inc. – Employee Questions and Answers

1.	What was announced regarding CinCor and AstraZeneca?

CinCor Pharma, Inc. (“CinCor”) and AstraZeneca Finance and Holdings Inc. (“AstraZeneca”) have entered into a definitive merger agreement for AstraZeneca to acquire CinCor.

Under and subject to the terms of the merger agreement, Cinnamon Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of AstraZeneca, is obligated to commence a tender offer (the “Tender Offer”) by January 23, 2023, to acquire all outstanding shares of CinCor’s common stock at an offer price of $26.00 per share in cash, plus one “contingent value right” (a “CVR”) per share. A CVR is a right to receive a possible future payment if certain conditions are satisfied. Here, a CVR would entitle the recipient to an additional $10.00 per share in cash, upon a specified regulatory submission of a baxdrostat product (the “specified milestone”).

The specified milestone must be achieved on or before December 31, 2033 in order for the associated cash payment to be made. There is no guarantee that the milestone will be achieved by such date, or at all, or that such payment will be made with respect to the CVR. Any payments made in connection with the transaction will be without interest and subject to applicable tax withholdings.

2.	What is a Tender Offer?

A description of the Tender Offer can be found below, under “Important Information about the Tender Offer”.

3.	What does this agreement mean for CinCor? Why do we believe this transaction make sense strategically?

Under the terms of the merger agreement, CinCor would become a wholly owned subsidiary of AstraZeneca after the deal closes. Between the signing and closing, AstraZeneca and CinCor will remain separate, independent companies. Antitrust laws require AstraZeneca and CinCor to remain separate, and not to prematurely integrate or engage in certain joint activities until regulatory reviews are completed and the closing has occurred, if at all. We do not anticipate any significant changes to CinCor’s organizational structure prior to closing.

CinCor’s focus remains on the clinical development of baxdrostat for patient populations with significant unmet medical needs, including treatment-resistant hypertension and primary aldosteronism. AstraZeneca is a global, science-led biopharmaceutical company with a long and successful track record in bringing new therapies to market and the financial resources to potentially accelerate the development timeline of baxdrostat.

4.	When is the transaction expected to close? Is there anything that could stop it?

The transaction is expected to close in the first quarter of 2023, subject to satisfaction of customary closing conditions, including completion of regulatory reviews and the tender of a majority of the outstanding CinCor shares.

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5.	How will the transaction with AstraZeneca affect the employees of CinCor?

CinCor and AstraZeneca will continue to operate as separate, independent entities prior to the closing of the proposed transaction, and until closing occurs it is business as usual for both companies. You are expected to maintain your current reporting structure and, except as indicated below, your compensation and job responsibilities are expected to remain unchanged prior to the closing of the transaction.

We understand that a change of this magnitude provokes a high degree of uncertainty and we plan to communicate more information when it becomes available and provide answers to questions once decisions are made.

6.	I have vested and unvested stock options. What happens to my stock options now?

At the closing of the transaction, any outstanding and unexercised stock options you hold as of today, whether vested or unvested, will be accelerated and become fully vested without any action on your part. Each outstanding vested stock option that has an exercise price per share that is less than $26.00 (each, an “In-the-Money Option”) will be cancelled and converted into the right to receive, without interest, (i) cash in an amount equal to the product of (A) the total number of shares subject to such In-the-Money Option, multiplied by (B) the excess of (1) $26.00 over (2) the exercise price payable per share under such In-the-Money Option, and (ii) one CVR with respect to each share subject to such In-the-Money Option.

Each vested outstanding stock option that has an exercise price per share that is greater than or equal to $26.00 (each, an “Underwater Option”) will be cancelled for no consideration payable at closing, but will be converted into the right to receive one CVR with respect to each share subject to such Underwater Option, and therefore may become entitled to receive, without interest and only if the CVR milestone is timely achieved, an amount in cash equal to the product of (i) the total number of shares subject to such Underwater Option, multiplied by (ii) the amount, if any, by which (A) $36.00 exceeds (B) the exercise price payable per share under such Underwater Option. Notwithstanding the foregoing, in the event the CVR milestone is not timely achieved, no payment shall be made in respect of any Underwater Option. At closing, your stock options cease to exist.

Any payments you receive in respect of your outstanding stock options will be subject to applicable tax withholdings.

Example 1: If immediately prior to closing you held vested options exercisable for 1,000 shares with an exercise price of $20.00 per share, you would receive $6,000 (($26.00 – $20.00) x 1,000) upon closing, and 1,000 CVRs that would pay you $10,000 ($10.00 x 1,000) if and at such time as the CVR milestone is timely achieved. Payments will be subject to applicable tax withholdings.

Example 2: If immediately prior to closing you held vested options exercisable for 1,000 shares with an exercise price of $28.00 per share, you would receive no consideration payable at closing, but you may receive $8,000 (($36.00 – $28.00) x 1,000), if and at such time as the CVR milestone is timely achieved. Payment will be subject to applicable tax withholdings.

7.	I have unvested restricted stock unit awards. What happens to these awards if they have not fully vested by the closing?

At the closing of the transaction, any restricted stock unit awards (“RSUs”) you hold as of today will be accelerated and become fully vested without any action on your part. Each vested RSU will then be cancelled and converted into the right to receive, without interest (i) a cash payment equal to $26.00 times the number of shares issuable in settlement of such RSU, less any applicable taxes or other withholdings required by law, and (ii) one CVR with respect to each share issuable upon settlement of such RSU. After such cancellation, your RSUs will cease to exist.

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Any payments you receive in respect of your RSUs will be subject to applicable tax withholdings.

Example: If immediately prior to closing you held vested RSUs under which 1,000 shares would be issuable as of immediately prior to the closing (for example, if your original RSU grant was for 2,000 shares and it has already vested and settled for 1,000 shares), you would receive $26,000 (1,000 x $26.00), upon closing, and 1,000 CVRs that would pay you $10,000 (1,000 x $10.00) if and at such time as the CVR milestone is timely achieved. Payments will be subject to applicable tax withholdings.

8.	What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any benefits with respect to unvested equity awards and your unvested equity awards will terminate upon your resignation. However, your vested stock options will remain exercisable for such period of time as may be set forth in your stock option documentation and will remain eligible to be paid out in connection with the transaction if they are vested (without consideration of any vesting acceleration in connection with the transaction) and have not expired prior to the closing of the transaction.

9.	What happens if I exercise my currently vested stock options before the transaction closes?

You may exercise your vested stock options in accordance with our normal procedures for exercising options. You will then be treated as a stockholder of CinCor, as discussed further below. Please note that the trading window remains closed at this time.

Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your equity awards, and the tax consequences relating to your equity awards.

10.	Can I sell shares before the close of the transaction?

No. Our trading window is currently closed.

11.	What happens to CinCor shares that I own?

The Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender your shares in exchange for a cash payment of $26.00 per share, plus one CVR per share. Please see below under “Important Information about the Tender Offer” for important information with respect to the Tender Offer.

12.	Is there anything I need to do now in preparation for the close of the transaction related to my equity awards or any shares I own? Do I need to register them anywhere?

Details concerning proceeds and receiving your transaction consideration in the event the transaction closes will be provided in the tender offer documents to be filed by AstraZeneca and CinCor in their respective public filings regarding the transaction, which are expected to be filed by January 23, 2023.

COMPANY EMPLOYEE FAQS

13.	Will there be any changes to employee salaries, compensation or benefits as a result of the transaction?

There will be no changes to our practices before the transaction is consummated, but when two companies come together, there are customarily similarities and differences, particularly with benefits plans, corporate policies and compensation practices that could affect you after the transaction is consummated, if ever. Any further information will be forthcoming as part of the transition plan.

14.	How will we manage current programs and perform operational duties? Do I need to keep coming into the office?

Unless and until the close of the transaction, our operational plan and office plan remain unchanged. As always, continue to discuss with your manager and the executive team for any need to sign contracts or purchase orders committing funds or external resources. In the lead up to the close of the transaction, transition teams will discuss the approach to a smooth integration of our people and programs into AstraZeneca’s portfolio.

15.	Will any changes be made to previously scheduled company events, business travel, in-person meetings, etc.?

Unless and until the transaction closes, CinCor is expected to continue to operate our business in the ordinary course, including with respect to previously scheduled corporate events. You should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

16.	How will the transition plan be communicated to us? When will we know of any changes in staffing as a result of the transaction?

The parties have only just recently entered into the merger agreement and many decisions have yet to be made. We expect to continue to operate as an independent company until closing and do not expect changes to reporting lines or management structures during that time period. Over the coming weeks, integration planning teams will work together to determine how best to bring our companies together and capitalize on the strengths and talent across each organization.

17.	What should I do if I’m contacted by third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Mike Kalb at [***].

18.	What information can I share with AstraZeneca’s employees while the transaction is pending?

Outside of formal integration planning teams, employees at CinCor and AstraZeneca should not be sharing confidential information or coordinating with employees of the other company, including with respect to the companies’ respective businesses, R&D activities, etc.

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19.	If I have additional questions, who can I ask?

For any benefits related questions, please reach out to Ida Hatoum at [***]. We realize that you may have many questions over the coming weeks. We plan to communicate more information when it becomes available and provide answers to questions after decisions are made.

Important Information about the Tender Offer

The Tender Offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of CinCor, nor is it a substitute for the Tender Offer materials that Purchaser, a wholly owned subsidiary of AstraZeneca, is expected to file with the SEC upon commencement of the Tender Offer. The solicitation of an offer to tender and the offer to buy shares of CinCor’s common stock will only be made pursuant to a Tender Offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser is expected to file with the SEC. In addition, CinCor is expected to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of CinCor on Schedule 14D-9 and related materials with respect to the Tender Offer and the proposed merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the Tender Offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by CinCor under the “Investors” section of CinCor’s website at www.cincor.com.

Stockholders and Investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of CinCor on Schedule 14D-9 and any amendments thereto, as well as any other documents relating to the Tender Offer and the proposed merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Tender Offer because they contain important information, including the terms and conditions of the Tender Offer and the proposed merger.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document constitute forward-looking statements within the meaning of the federal securities laws. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including, but not limited to statements related to CinCor’s business in general, the timing of completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of January 8, 2023, by and among CinCor, Purchaser, and AstraZeneca (the “Merger Agreement”) including the parties’ ability to satisfy the conditions to the consummation of the Tender Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on CinCor’s current plans, objectives, estimates, expectations and intentions, involve assumptions that may never materialize or may prove to be incorrect and inherently involve significant risks and uncertainties, including factors beyond CinCor’s control, that could cause actual results, performance, or

COMPANY EMPLOYEE FAQS

achievement to differ materially and adversely from those anticipated or implied in the statements, including, without limitation: uncertainties with respect to the timing of the Tender Offer and the proposed merger; uncertainties as to the number of shares of CinCor’s common stock that will be tendered in the Tender Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Tender Offer or the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Tender Offer or the proposed merger at all or on acceptable terms or within expected timing; the risk that stockholder litigation in connection with the Tender Offer or the proposed merger may result in significant costs of defense, indemnification and liability; the effects of disruption from the transactions contemplated by the Merger Agreement on CinCor’s business and the fact that the announcement and pendency of such transactions may make it more difficult to establish or maintain relationships with employees and business partners; the possibility that the milestone related to the contingent value right will never be achieved and no milestone payment may be made; initial, interim, “top-line” and preliminary data from clinical trials announced or published from time to time may change; success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials; enrollment and retention of patients in clinical trials could be delayed; CinCor relies and will rely on third parties to conduct, supervise and monitor existing clinical trials and potential future clinical trials; developments from the company’s competitors and the marketplace for the company’s products; and business, operations and clinical development timelines and plans may be adversely affected by the COVID-19 pandemic, geopolitical events, and macroeconomic conditions, including rising inflation and interest rates and uncertain credit and financial markets, and matters related thereto; and other risks and uncertainties affecting the company, including those described under the caption “Risk Factors” and elsewhere in CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022 filed with the SEC on May 10, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended June 30, 2022 filed with the SEC on August 8, 2022, CinCor’s Quarterly Report on Form 10-Q for the three months ended September 30, 2022 filed with the SEC on November 3, 2022, and other filings and reports that CinCor may file from time to time with the SEC. Other risks and uncertainties of which CinCor is not currently aware may also affect CinCor’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. These risks and uncertainties may be amplified by macroeconomic conditions, including volatility and uncertainty in financial markets. All forward-looking statements contained in or incorporated by reference into this document speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. CinCor undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.